SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Fresh Choice, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    358032100
                         ------------------------------
                                 (CUSIP Number)

                                Gregory F. Wilbur
                   Bay Area Micro-Cap Management Company, LLC
                               1151 Bay Laurel Dr.
                              Menlo Park, CA 94025
                                 (650) 325-7779
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 1999
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[   ].

         Check the  following  box if a fee is being  paid  with this  statement
[   ]. (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 12 pages

CUSIP No. 358032100                                                                                               Page 2 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  Bay Area Micro-Cap Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                                 (a):
                                                                                                          (b)X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

         WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

         California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          1,098,900
Beneficially Owned
By Each Reporting
Person With
                                                                       (8)     Shared Voting Power        -0-



                                                                       (9)     Sole Dispositive Power     1,098,900



                                                                       (10)    Shared Dispositive Power   -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,098,900
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  19.07%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 358032100                                                                                               Page 3 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  Bay Area Micro-Cap Management Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                                 (a):
                                                                                                          (b)X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

                  California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          1,098,900
Beneficially Owned
By Each Reporting
Person With
                                                                       (8)     Shared Voting Power        -0-



                                                                       (9)     Sole Dispositive Power     1,098,900



                                                                      (10)     Shared Dispositive Power   -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,098,900
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  19.07%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 358032100                                                                                               Page 4 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  Smart & Holland Investment Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                               (a)
                                                                                        (b)X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

                  California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Powe           56,400
Beneficially Owned
By Each Reporting
Person With
                                                                       (8)     Shared Voting Power        -0-



                                                                       (9)     Sole Dispositive Power     56,400



                                                                      (10)     Shared Dispositive Power   -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  56,400
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0.98%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 358032100                                                                                               Page 5 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  Smart & Holland Value Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                                    (a):
                                                                                                          (b)X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

                  California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                      (7)      Sole Voting Power          28,000
Beneficially Owned
By Each Reporting
Person With
                                                                      (8)      Shared Voting Power        -0-



                                                                      (9)      Sole Dispositive Power     28,000



                                                                     (10)      Shared Dispositive Power  -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  28,000
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0.49%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 358032100                                                                                               Page 6 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  Gregory F. Wilbur
------------------------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                                 (a):
                                                                                                          (b)X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  PF, AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


  (6)    Citizenship Or Place Of Organization

                  U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                      (7)      Sole Voting Power          1,114,300
Beneficially Owned
By Each Reporting
Person With
                                                                      (8)      Shared Voting Power        -0-



                                                                      (9)      Sole Dispositive Power     1,114,300




                                                                     (10)      Shared Dispositive Power   -0-



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,114,300
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  19.32%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 358032100                                                                                               Page 7 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  William A. Smart III
------------------------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                                 (a)
                                                                                                          (b)X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

                  U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                      (7)      Sole Voting Power          8,000
Beneficially Owned
By Each Reporting
Person With
                                                                      (8)      Shared Voting Power        1,183,300



                                                                      (9)      Sole Dispositive Power     8,000



                                                                     (10)      Shared Dispositive Power   1,183,300


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,191,300
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.68%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 358032100                                                                                               Page 8 of 12 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

                  Peter L. Holland
------------------------------------------------------------------------------------------------------------------------------------
  (2)    Check The Appropriate Box If A Member Of A Group                                                 (a):
                                                                                                          (b)X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

                  AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

                  U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)     Sole Voting Power          19,000
Beneficially Owned
By Each Reporting
Person With
                                                                       (8)     Shared Voting Power        1,155,300



                                                                       (9)     Sole Dispositive Power     19,000



                                                                      (10)     Shared Dispositive Power   1,155,300



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,174,300
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  20.38%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 8

                                                              Page 9 of 12 Pages

ITEM 1.  SECURITY AND ISSUER

         Class of Securities:               Common Stock

         Issuer:                            Fresh Choice, Inc.

         Principal Address:                 2901 Tasman Drive, Suite 109
                                            Santa Clara, California 95054

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of Bay Area Micro-Cap Fund, L.P. ("BAMC Fund, L.P."), Bay Area Micro-Cap Management Company, LLC ("BAMC LLC"), Smart & Holland Investment Fund, L.P.
("SHIF"), Smart & Holland Value Fund, L.P. ("SHVF"), Mr. Gregory F. Wilbur ("GFW"), William A. Smart III ("WAS") and Peter L. Holland ("PLH"). The principal business and office address for BAMC Fund L.P., BAMC LLC, GFW, WAS and PLH is 1151 Bay Laurel Drive, Menlo Park, California, 94025. BAMC Fund, L.P. is a venture capital fund. GFW is the majority managing member of BAMC LLC which is the general partner of BAMC Fund, L.P. WAS and PLH are managing members of BAMC LLC. The principal business and office address for SHIF is P.O. Box 1266, Palo Alto, California 94302. SHIF is a venture capital fund. WAS and PLH are general partners of SHIF. The principal business and office address for SHVF is P.O. Box 742, Palo Alto, California 94302. SHVF is a venture capital fund. WAS is the general partner of SHVF.

         (d)-(e)  Not Applicable

         (f) BAMC Fund, L.P., SHIF and SHVF are California limited partnerships. BAMC LLC is a California limited liability company. GFW, WAS and PLH are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchases by BAMC Fund, L.P., SHIF and SHVF were made from working capital. The purchases by GFW, WAS and PLH were made from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The acquisitions of the securities of the Issuer by BAMC Fund, L.P., SHIF, SHVF, GFW, WAS and PLH were made for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). Based on information providedby the Issuer, the Issuer had 5,761,700 shares of Common Stock issued and outstanding on December 6, 1999.

         (a)
                  BAMC Fund, L.P. is the beneficial owner of 1,098,900 shares of Common Stock, or approximately 19.07% of the Common Stock outstanding. BAMC Fund, L.P. purchased 1,016,900 shares on or before February 8, 1999. BAMC Fund, L.P. purchased an additional 82,000. SHIF beneficially owns 56,400 shares of Common Stock, or approximately .98% of the Common Stock outstanding. SHVF beneficially owns 28,000 shares of Common
         Stock, or approximately .49% of the Common Stock outstanding. GFW beneficially owns 15,400 shares of Common Stock, or approximately .27% of the Common Stock outstanding. PLH beneficially owns 19,000 shares of Common Stock, or approximately .33% of the Common Stock outstanding. WAS beneficially owns 8,000 shares of Common Stock, or approximately .14% of the Common Stock outstanding.

                                                             Page 10 of 12 Pages

         (b)
                  The general partner of BAMC Fund, L.P., BAMC LLC, manages the shares held by BAMC Fund, L.P. GFW as a managing member of BAMC LLC has the power to direct solely the vote and/or disposition of the shares held by BAMC Fund, L.P. WAS and PLH, acting together, have the power to direct the vote and/or disposition of the shares held by BAMC Fund, L.P. PLH and WAS, as general partners of SHIF, manage the shares held by SHIF. WAS and PLH, acting together, have the power to direct the vote and/or disposition of the shares held by SHIF. PLH, as general partner of SHVF, has the power to direct solely the vote and/or disposition of the shares held by SHVF. GFW has sole power to direct the vote and/or disposition of the shares held by GFW. PLH has sole power to direct the vote and/or disposition of the shares held by PLH. WAS has sole power to direct the vote and/or disposition of the shares held by WAS.

         (c)
                  Transactions effected in the past 60 days by the persons listed in Item 2 are disclosed in (a) above.

         (d)
                  Except as described in this Schedule 13D Statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by BAMC Fund, L.P., SHIF or SHVF.

         (e)
                  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS

         Exhibit A:  Joint Filing Statement.

                                                             Page 11 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bay Area Micro-Cap Fund, L.P.                                     Smart & Holland Investment Fund, L.P.

By: Bay Area Micro-Cap Management Company, LLC
    Its General Partners
                                                                  By:       /s/ William A. Smart III
                                                                      -------------------------------------
                                                                      William A. Smart III, General Partner
By:          /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur, Managing Member

                                                                  Smart & Holland Investment Fund, L.P.


Bay Area Micro-Cap Management Company, LLC
                                                                  By:       /s/ William A. Smart III
                                                                      -------------------------------------
                                                                      William A. Smart III, General Partner

By:           /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur, Managing Member




              /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur




            /s/ William A. Smart III
    ------------------------------------------
    William A. Smart III




              /s/ Peter L. Holland
    ------------------------------------------
    Peter L. Holland


                                                             Page 12 of 12 Pages

                                    EXHIBIT A


                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Bay Area Micro-Cap Fund, L.P.                                     Smart & Holland Investment Fund, L.P.

By: Bay Area Micro-Cap Management Company, LLC
    Its General Partners
                                                                  By:       /s/ William A. Smart III
                                                                      -------------------------------------
                                                                      William A. Smart III, General Partner
By:          /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur, Managing Member

                                                                  Smart & Holland Investment Fund, L.P.


Bay Area Micro-Cap Management Company, LLC
                                                                  By:       /s/ William A. Smart III
                                                                      -------------------------------------
                                                                      William A. Smart III, General Partner

By:           /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur, Managing Member




              /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur




            /s/ William A. Smart III
    ------------------------------------------
    William A. Smart III




              /s/ Peter L. Holland
    ------------------------------------------
    Peter L. Holland
